Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

January 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ernest Greene

Re:	Sacks Parente Golf, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 9, 2022
File No. 333-266610

Ladies and Gentlemen:

By letter dated December 19, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s Amendment No. 2 to Registration Statement on Form S-1, described above (the “Offering Statement”).

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Please add the number of shares of common stock you will offer on the cover page of the public offering prospectus and fill in the corresponding blank on the cover page of the resale prospectus.

COMPANY’S RESPONSE

We have made such additions to the cover page of the public offering prospectus and cover page of the resale prospectus.

2.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

COMPANY’S RESPONSE

Our offering is contingent upon final approval of our NASDAQ listing, and we have added such disclosure to the cover page. Such disclosure is consistent with our underwriting agreement.

3.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

COMPANY’S RESPONSE

We do not intend to proceed with our offering if our NASDAQ listing is denied.

Prospectus Summary

Forward Stock Split, page 8

4.	You disclosed that on the effective date of this Prospectus, your Board of Directors and stockholders have approved resolutions authorizing a forward stock split of the outstanding shares of your common stock on the basis of 1.3333 shares for every one share of common stock. If the forward stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retro-actively reflect the forward stock split. If the forward stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.

COMPANY’S RESPONSE

The forward stock split will occur after the effectiveness of our registration statement, upon consummation of our offering. We have revised to provide the appropriate pro forma disclosures.

Risk Factors, page 11

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

COMPANY’S RESPONSE

We have revised to include such separate risk factor.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Akinobu Yorihiro
By:	Akinobu Yorihiro
Chief Technology Officer

cc: David L. Ficksman